  EXHIBIT 99.1

November 20, 2019

CORAL ANNOUNCES COMPLETION OF SOIL SAMPLING PROGRAM AT JDN PROPERTY, NEVADA

Coral Gold Resources Ltd. (TSX-V: CLH; OTCQX: CLHRF) (“Coral” or the “Company”) in pleased to announce the completion of a soil sampling program on it’s 100% owned JDN Property located on the Cortez Trend adjacent to Nevada Gold Mines’ Hilltop Project. The program was designed to advance to property’s potential for discovery by detecting leakage halos in the upper plate chert, shale, and sandstone from deeper mineralization in the lower plate carbonates or intrusive related type mineralization in the upper plate rocks.

In November 2019, contract soil samplers collected 492 samples on the property. The entire property position was tested with samples collected on 50 meter intervals along lines spaced 100 meters apart.

This survey was to follow up on a previous (1995) survey soil survey that covered a portion of the property. Historic results showed anomalous arsenic, antimony, and silver in some areas. The analytical method for the historic survey had a detection level for gold of 2 parts per million (ppm); much higher than modern techniques and inadequate to detect the low-level leakage type mineralization targeted in the current survey.

About the JDN Property

Coral’s JDN property is comprised of 27 claims totalling 560 acres on the Cortez trend in North Central Nevada. The property is located approximately 10 KM North-North-West of Nevada Gold Mines’ (“NGM”) Cortez / Pipeline Mine / Robertson Complex and directly adjoins NGM’s Hilltop project.

The Hilltop project has been drilled by Barrick who successfully outlined a body of epithermal, intrusive-related gold mineralization, Barrick reports that there is still potential to expand the target as it remains open in several directions. The next steps are to complete fill-in drilling for grade continuity, metallurgical test-work for recovery process options and extension drilling to expand the mineralization wit the objective of establishing a reportable Mineral Resource at Hilltop. (Technical Report on the Cortez Joint Venture Operations, Ladner and Eureka Counties, State of Nevada, USA, NI-43-101 Technical Report, RPA Inc., March 16, 2012)

Geologically, the JDN property is underlain by the same formations that host the Hilltop deposits. Drilling in 1996 encountered gold values of 0.057 oz Au/ton at 170 - 180’ depth, along with associated strong lead, copper and arsenic values. This structure represents a significant target for further exploration both along strike and at depth. In addition, I.P. geophysics on the JDN have successfully delineated structures and zones of strong chargeability. Further geophysics, followed by reverse circulation drilling, have been recommended.

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QA/QC

Samples were taken to the crew camp where they were stored in a locked vehicle. On completion of the project, the samples were counted, and sample numbers confirmed. They were then packed into plastic burlap bags for transport. The samples were delivered to the Coral Gold project geologist on November 9, who then stored the samples in a locked garage until they were delivered to a representative of Paragon Geochemical in Winnemucca, Nevada on November 12.

Coral’s geologist inserted 24 standards into the project sample stream. This represents about a 5% quality control / quality assurance (QA/QC) replication which is considered adequate for geochemical surveys.

Samples will be dried and screened to -80 mesh (180 µm) before analysis using weak aqua regia (1:1:1 HN03, HCl, H2O) digestion of a 25 gram charge followed by Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for 51 elements. Detection limit for gold is 1 parts per billion (ppb, 0.001 ppm); three orders of magnitude finer than the historic work.

Qualified Person

Coral’s JDN project is under the supervision of Alan Morris CPG of Spring Creek, Nevada, who is an independent qualified person under the definition of NI 43-101 and has approved the technical aspects of this news release.

About Coral Gold Resources Ltd.

Coral Gold Resources is a precious metals exploration company, where it has explored one of the world’s richest gold districts in Nevada for over 30 years. The Company's primary asset is a sliding scale net smelter returns production royalty on Barrick Gold’s Robertson Property in Nevada. Robertson is located within Barrick’s rich Pipeline/Cortez mine land holdings. The Company also holds a portfolio of nearby exploration projects located near Barrick’s ground. Our overall objective is to generate long-term wealth for shareholders.

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ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

Coral Gold Resources Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

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